CUSIP No. 629579202	SCHEDULE 13D/A	Page 1 of 11

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 26)

NACCO Industries, Inc.

(Name of Issuer)

Class B Common Stock, par value $1.00 per share

(Title of Class of Securities)

629579202

(CUSIP Number)

Alfred M. Rankin, Jr.

5875 Landerbrook Drive

Cleveland, Ohio 44124-4017

(216) 449-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629579202	SCHEDULE 13D/A	Page 2 of 11

1

NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

The Trust created under the Agreement, dated September 28, 2000, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Victoire G. Rankin, for the benefit of Victoire G. Rankin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 629579202	SCHEDULE 13D/A	Page 3 of 11

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Elisabeth Marshall Rankin Trust u/a/d December 30, 2015 as amended
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 629579202	SCHEDULE 13D/A	Page 4 of 11

The Schedule 13D originally filed on March 29, 1990, as amended and restated in its entirely pursuant to Regulation S-T Rule 101(a)(2) on March 20, 1992, as amended by Amendment No. 1 filed on March 28, 1995, as amended by Amendment No. 2 filed on March 21, 1996, as amended by Amendment No. 3 filed on November 26, 1996, as amended by Amendment No. 4 filed on January 10, 1997, as amended by Amendment No. 5 filed on March 19, 1997, as amended by Amendment No. 6 filed on March 25, 1999, as amended by Amendment No. 7 filed on March 30, 2000, as amended by Amendment No. 8 filed on February 14, 2001, as amended by Amendment No. 9 filed on February 14, 2002, as amended by Amendment No. 10 filed on February 14, 2003, as amended by Amendment No. 11 filed on February 17, 2004, as amended by Amendment No. 12 filed on February 15, 2005, as amended by Amendment No. 13 filed on February 14, 2006, as amended by Amendment No. 14 filed on February 14, 2007, as amended by Amendment No. 15 filed on February 14, 2008, as amended by Amendment No. 16 filed on February 13, 2009, as amended by Amendment No. 17 filed on February 16, 2010, as amended by Amendment No. 18 filed on February 14, 2011, as amended by Amendment No. 19 filed on February 14, 2012, as amended by Amendment No. 20 filed on February 14, 2013, as amended by Amendment No. 21 filed on February 14, 2014, as amended by Amendment No. 22 filed on February 13, 2015, as amended by Amendment No. 23 on February 12, 2016, as amended by Amendment No. 24 on February 14, 2017 and as amended by Amendment No. 25 on February 13, 2018 (collectively, the “Filings”), related to shares of Class B common stock (“Class B Common”) of NACCO Industries, Inc. (the “Company”) held by certain signatories to the Stockholders’ Agreement, dated as of March 15, 1990, as amended and restated on September 29, 2017 and as further amended as of February 14, 2019, among the signatories thereto, the Company and PNC Bank, NA, as depository, is hereby further amended as follows. Capitalized terms used herein but not defined herein shall have the meanings assigned to such terms in the Filings.

Item 2.	Identity and Background.

(a)—(c) Item 2 of the Filings is hereby amended as follows:

The statements under the heading Alfred M. Rankin, Jr. are hereby deleted and replaced by the following:

Alfred M. Rankin, Jr. Mr. Rankin’s resident address is 7421 Markell Road, Waite Hill, Ohio 44094. He is (a) Non-Executive Chairman of Hamilton Beach Brands Holding Company, a Delaware corporation (“Hamilton Beach”), at 4421 Waterfront Dr., Glen Allen, Virginia 23060, (b) Chairman, President and Chief Executive Officer of Hyster-Yale Materials Handling, Inc., a Delaware corporation (“Hyster-Yale”), at 5875 Landerbrook Drive, Suite 300, Cleveland, Ohio 44124 and (c) Non-Executive Chairman of the Company at 5875 Landerbrook Drive, Suite 220, Cleveland, Ohio 44124.

The statements under the heading James T. Rankin are hereby deleted and replaced by the following:

James T. Rankin. Mr. Rankin’s resident address is 2291 Woodward Way NW, Atlanta, Georgia 30305. He is employed at NAI Brannen Goddard as Senior Vice President.

The statements under the heading Claiborne R. Rankin, Jr. are hereby deleted and replaced by the following:

Claiborne R. Rankin, Jr. Mr. Rankin’s address is 103 Marion Avenue, Lake Forest, Illinois 60045. He is employed in IP Licensing at MG Technologies.

  The statements under the heading Theodore D. Taplin are hereby deleted and replaced by the following:

  Theodore D. Taplin. Mr. Taplin’s resident address is 64 Locust Avenue, Mill Valley, CA 94941. He is a consultant for non-profit organizations.

The statements under the heading The Trust created under the Agreement, dated September 28, 2000, as supplemented, amended and restated, between Victoire G. Rankin, as trustee, and Victoire G. Rankin, for the benefit of Victoire G. Rankin are hereby deleted and replaced by the following:

The Trust created under the Agreement, dated September 28, 2000, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Victoire G. Rankin, for the benefit of Victoire G. Rankin. Mr. Alfred M. Rankin, Jr. is the trustee of the trust. Mr. Rankin’s resident address is 7421 Markell Road, Waite Hill, Ohio 44094. He is (a) Non-Executive Chairman of Hamilton Beach at 4421 Waterfront Dr., Glen Allen, Virginia 23060, (b) Chairman, President and Chief Executive Officer of Hyster-Yale at 5875 Landerbrook Drive, Suite 300, Cleveland, Ohio 44124 and (c) Non-Executive Chairman of the Company at 5875 Landerbrook Drive, Suite 220, Cleveland, Ohio 44124.

CUSIP No. 629579202	SCHEDULE 13D/A	Page 5 of 11

The statements under the heading Thomas Parker Rankin are hereby deleted and replaced by the following:

Thomas Parker Rankin. Mr. Rankin’s address is 225 West 12th Street, Apt. 4J New York, New York 10011. He is a Director at Altamar Capital Partners.

The statements under the heading A. Farnham Rankin are hereby deleted and replaced by the following:

A. Farnham Rankin. Ms. Rankin’s address is 1449 Carpenter Road, P.O. Box 550, Gates Mills, Ohio 44040. She is employed at Blackrock.

The statements under the heading Elisabeth M. Rankin are hereby deleted and replaced by the following:

Elisabeth M. Rankin. Ms. Rankin’s address is 1449 Carpenter Road, P.O. Box 550, Gates Mills, Ohio 44040. She is employed at J.P. Morgan.

The statements under the heading DiAhn Taplin are hereby deleted and replaced by the following:

DiAhn Taplin, M.D. Dr. Taplin’s address is 4960 S. Lafayette Lane, Englewood, Colorado 80113. She is a physician.

The following new Reporting Person shall be added:

Elisabeth Marshall Rankin Trust u/a/d December 30, 2015 as amended. Mr. Roger F. Rankin is the trustee of the trust. Mr. Rankin’s resident address is 1449 Carpenter Road, P.O. Box 550, Gates Mills, Ohio 44040. He is a private investor.

Item 5.	Interest in Securities of the Issuer.

(a)—(c) Although each Reporting Person disclaims beneficial ownership of any shares of Class B Common beneficially owned by each other Reporting Person, pursuant to the Act and regulations thereunder the Reporting Persons may be deemed as a group to have acquired beneficial ownership of 1,542,757 shares of Class B Common, the aggregate number of shares of Class B Common which are subject to the terms of the Stockholders’ Agreement, representing 98.35% of the outstanding Class B Common as of December 31, 2019.

The statements under the heading The Trust created under the Agreement, dated September 28, 2000, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Victoire G. Rankin, for the benefit of Victoire G. Rankin are hereby deleted and replaced by the following:

The Trust created under the Agreement, dated September 28, 2000, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Victoire G. Rankin, for the benefit of Victoire G. Rankin. The trust has no power to vote or dispose of any shares of Class B Common. Alfred M. Rankin, Jr., as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

The following new Reporting Person shall be added:

Elisabeth Marshall Rankin Trust u/a/d December 30, 2015 as amended. The trust has no power to vote or dispose of any shares of Class B Common. Roger F. Rankin, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Filings is hereby amended by inserting at the end thereof the following:

Effective February 14, 2019, each of the Issuer and the Participating Stockholders executed and delivered an Amendment to the Stockholders’ Agreement amending the Amended and Restated Stockholders’ Agreement to add additional Participating Stockholders under the Stockholders’ Agreement. A copy of the Amendment to the Amended and Restated Stockholders’ Agreement is attached hereto as Exhibit 58 and is incorporated herein in its entirety.

CUSIP No. 629579202	SCHEDULE 13D/A	Page 6 of 11

Item 7.	Material to be Filed as Exhibits.

Exhibit 58	Amendment to Amended and Restated Stockholders’ Agreement, dated as of February 14, 2019, among the Depositary, NACCO Industries, Inc., the new Participating Stockholder and the Participating Stockholders under the Amended and Restated Stockholders’ Agreement, dated as of September 29, 2017, as amended, by and among the Depository, the Corporation and the Participating Stockholders. (incorporated by reference to Exhibit 4.5 to the Company’s Annual Report on Form 10-K, filed by the Company on March 6, 2019, Commission File Number 001-09172).

Exhibit 59	Joint Filing Agreement

[Signatures begin on the next page.]

[The Remainder of this page was intentionally left blank.]

CUSIP No. 629579202	SCHEDULE 13D/A	Page 7 of 11

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2020

By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr., on behalf of himself, and as:

Attorney-in-Fact for Clara L. T. Rankin
Attorney-in-Fact for Alfred M. Rankin, Jr.*
Attorney-in-Fact for Helen Rankin Butler (f/k/a Helen P. Rankin)*
Attorney-in-Fact for Clara T. Rankin Williams (f/k/a Clara T. Rankin)*
Attorney-in-Fact for Thomas T. Rankin*
Attorney-in-Fact for Matthew M. Rankin*
Attorney-in-Fact for James T. Rankin*
Attorney-in-Fact for Claiborne R. Rankin*
Attorney-in-Fact for Chloe O. Rankin*
Attorney-in-Fact for Chloe R. Seelbach (f/k/a Chloe E. Rankin)*
Attorney-in-Fact for Claiborne R. Rankin, Jr.*
Attorney-in-Fact for Roger F. Rankin*
Attorney-in-Fact for Bruce T. Rankin*
Attorney-in-Fact for Martha S. Kelly*
Attorney-in-Fact for Susan Sichel*
Attorney-in-Fact for Jennifer T. Jerome*
Attorney-in-Fact for Caroline T. Ruschell*
Attorney-in-Fact for David F. Taplin*
Attorney-in-Fact for Beatrice B. Taplin*
Attorney-in-Fact for Theodore D. Taplin*
Attorney-in-Fact for Britton T. Taplin*
Attorney-in-Fact for Frank F. Taplin*
Attorney-in-Fact for Rankin Management, Inc.*
Attorney-in-Fact for Rankin Associates I, L.P. (f/k/a CTR Family Associates, L.P.)*
Attorney-in-Fact for The Trust created under the Agreement, dated December 28, 1976, between National City Bank, as trustee, and Clara L.T. Rankin, for the benefit of grandchildren*

Attorney-in-Fact for The Trust created under the Agreement, dated July 20, 2000, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Clara T. Rankin, for the benefit of Clara T. Rankin*

Attorney-in-Fact for The Trust created under the Agreement, dated September 28, 2000, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Alfred M. Rankin, Jr., for the benefit of Alfred M. Rankin, Jr.*

Attorney-in-Fact for The Trust created under the Agreement, dated September 28, 2000, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Victoire G. Rankin, for the benefit of Victoire G. Rankin*

Attorney-in-Fact for The Trust created under the Agreement, dated December 29, 1967, as supplemented, amended and restated, between Thomas T. Rankin, as trustee, and Thomas T. Rankin, creating a trust for the benefit of Thomas T. Rankin*

CUSIP No. 629579202	SCHEDULE 13D/A	Page 8 of 11

Attorney-in-Fact for The Trust created under the Agreement, dated June 22, 1971, as supplemented, amended and restated, between Claiborne R. Rankin, as trustee, and Claiborne R. Rankin, creating a trust for the benefit of Claiborne R. Rankin*

Attorney-in-Fact for The Trust created under the Agreement, dated September 11, 1973, as supplemented, amended and restated, between Roger F. Rankin, as trustee, and Roger F. Rankin, creating a trust for the benefit of Roger F. Rankin*

Attorney-in-Fact for The Trust created under the Agreement, dated September 28, 2000, between Alfred M. Rankin, Jr., as trustee, and Bruce T. Rankin, for the benefit of Bruce T. Rankin*
Attorney-in-Fact for The Trust created under the Agreement, dated October 15, 1975, between National City Bank, as trustee, and Theodore D. Taplin, for the benefit of Theodore D. Taplin*

Attorney-in-Fact for The Trust created under the Agreement, dated December 30, 1977, as supplemented, amended and restated, between National City Bank, as trustee, and Britton T. Taplin for the benefit of Britton T. Taplin*

Attorney-in-Fact for The Trust created under the Agreement, dated December 29, 1989, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Clara T. (Rankin) Williams for the benefit of Clara T. (Rankin) Williams*

Attorney-in-Fact for The Trust created under the Agreement, dated December 29, 1989, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Helen P. (Rankin) Butler for the benefit of Helen P. (Rankin) Butler*

Attorney in Fact for Corbin Rankin*
Attorney in Fact for Alison A. Rankin*
Attorney-in-Fact for National City Bank as agent under the Agreement, dated July 16, 1969, with Margaret E. Taplin*
Attorney-in-Fact for Alison A. Rankin, as trustee fbo A. Farnham Rankin under Irrevocable Trust No. 1, dated December 18, 1997, with Roger Rankin, Grantor*
Attorney-in-Fact for Alison A. Rankin, as trustee fbo Elisabeth M. Rankin under Irrevocable Trust No. 1, dated December 18, 1997, with Roger Rankin, Grantor*
Attorney-in-Fact for Rankin Associates II, L.P.*
Attorney-in-Fact for John C. Butler, Jr.*
Attorney in Fact for Clara Rankin Butler*
Attorney-in-Fact for The Trust created under the Agreement, dated July 24, 1998, as amended, between Frank F. Taplin, as trustee, and Frank F. Taplin, for the benefit of Frank F. Taplin*
Attorney-in-Fact for David B. Williams*
Attorney-in-Fact for Griffin B. Butler*
Attorney-in-Fact for Claiborne R. Rankin as Trustee of the Claiborne R. Rankin, Jr. Revocable Trust dated August 25, 2000*
Attorney-in-Fact for Alison A. Rankin as Trustee under Irrevocable Trust No. 2, dated September 11, 2000, for the benefit of A. Farnham Rankin*

CUSIP No. 629579202	SCHEDULE 13D/A	Page 9 of 11

Attorney-in-Fact for Alison A. Rankin as Trustee under Irrevocable Trust No. 2, dated September 11, 2000, for the benefit of Elisabeth M. Rankin*
Attorney-in-Fact for Alison A. Rankin as Trustee of the Alison A. Rankin Revocable Trust, dated September 11, 2000*

Attorney-in-Fact for The Trust created under the Agreement, dated December 20, 1993, between Thomas T. Rankin, as co-trustee, Matthew M. Rankin, as co-trustee, and Matthew M. Rankin, for the benefit of Matthew M. Rankin*

Attorney-in-Fact for Scott Seelbach*
Attorney-in-Fact for Margo Jamison Victoire Williams (by Clara Rankin Williams as Custodian)*
Attorney-in-Fact for Trust created under the Agreement, dated June 1, 1995, between Chloe O. Rankin, as Trustee, and Chloe O. Rankin, for the benefit of Chloe O. Rankin*
Attorney-in-Fact for Trust created by the Agreement, dated June 17, 1999, between John C. Butler, Jr., as trustee, and John C. Butler, Jr., creating a trust for the benefit of John C. Butler, Jr.*
Attorney-in-Fact for Clara Rankin Butler 2002 Trust, dated November 5, 2002*
Attorney-in-Fact for Griffin Bedwell Butler 2002 Trust, dated November 5, 2002*
Attorney-in-Fact for Elizabeth B. Rankin*

Attorney-in-Fact for Margo Jamison Victoire Williams 2004 Trust created by the Agreement, dated December 10, 2004, between David B.H. Williams, as trustee, and Clara Rankin Williams, creating a trust for the benefit of Margo Jamison Victoire Williams*

Attorney-in-Fact for Helen Charles Williams 2004 Trust created by the Agreement, dated December 10, 2004, between David B.H. Williams, as trustee, and Clara Rankin Williams, creating a trust for the benefit of Helen Charles Williams*

Attorney-in-Fact for Helen Charles Williams (by David B.H. Williams as Custodian)*
Attorney-in-Fact for Julia L. Rankin Kuipers*
Attorney-in-Fact for Trust created by the Agreement, dated December 21, 2004, between Claiborne R. Rankin, as trustee, and Julia L. Rankin, creating a trust for the benefit of Julia L. Rankin *
Attorney-in-Fact for Thomas Parker Rankin*
Attorney-in-Fact for Taplin Elizabeth Seelbach (by Scott Seelbach as Custodian)*

Attorney-in-Fact for Trust created by the Agreement, dated December 21, 2004, between Chloe R. Seelbach, as trustee, and Claiborne R. Rankin, creating a trust for the benefit of Taplin Elizabeth Seelbach*

Attorney-in-Fact for Rankin Associates IV, L.P.*

Attorney-in-Fact for Marital Trust created by the Agreement, dated January 21, 1966, as supplemented, amended and restated, between National City Bank and Beatrice Taplin, as Trustees, and Thomas E. Taplin, for the benefit of Beatrice B. Taplin*

Attorney-in-Fact for Trust created by the Agreement, dated May 10, 2007, between Mathew M. Rankin, as Grantor, and Mathew M. Rankin and James T. Rankin, as co-trustees, for the benefit of Mary Marshall Rankin*

CUSIP No. 629579202	SCHEDULE 13D/A	Page 10 of 11

Attorney-in-Fact for Trust created by Agreement, dated May 10, 2007, between Mathew M. Rankin, as trustee, and James T. Rankin, creating a trust for the benefit of William Alexander Rankin*

Attorney-in-Fact for Trust created by the Agreement dated December 21, 2004, between Chloe R. Seelbach, as trustee, and Claiborne R. Rankin, creating a trust for the benefit of Isabelle Scott Seelbach*

Attorney-in-Fact for Lynne Turman Rankin*
Attorney-in-Fact for Jacob A. Kuipers*
Attorney-in-Fact for 2012 Chloe O. Rankin*
Attorney-in-Fact for 2012 Corbin K. Rankin Trust*
Attorney-in-Fact for 2012 Alison A. Rankin Trust*
Attorney-in-Fact for 2012 Helen R. Butler Trust*
Attorney-in-Fact for 2012 Clara R. Williams Trust*
Attorney-in-Fact for The David B.H. Williams Trust, David B.H. Trustee u/a/d October 14, 2009*
Attorney-in-Fact for Mary Marshall Rankin (by Matthew M. Rankin, as Custodian)*
Attorney-in-Fact for William Alexander Rankin (by Matthew M. Rankin, as Custodian)*
Attorney-in-Fact for Margaret Pollard Rankin (by James T. Rankin, as Custodian)*
Attorney-in-Fact for Trust created by the Agreement, dated April 10, 2009, between Chloe R. Seelbach, as trustee, creating a trust for the benefit of Chloe R. Seelbach*

Attorney-in-Fact for Trust created by the Agreement, dated December 21, 2004, between Chloe R. Seelbach, as trustee, and Claiborne R. Rankin, creating a trust for the benefit of Thomas Wilson Seelbach*

Attorney-in-Fact for Isabelle Seelbach (by Chloe R. Seelbach, as Custodian)*
Attorney-in-Fact for Elisabeth M. Rankin (by Alison A. Rankin, as Custodian)*
Attorney-in-Fact for A. Farnham Rankin *
Attorney-in-Fact for Taplin Annuity Trust #1 of Beatrice B. Taplin dated June 18, 2011*
Attorney-in-Fact for The Beatrice B. Taplin Trust/Custody dtd December 12, 2001, Beatrice B. Taplin, as Trustee, for the benefit of Beatrice B. Taplin*
Attorney-in-Fact for Ngaio T. Lowry Trust, dated February 26, 1998, Caroline T. Ruschell, Trustee*
Attorney-in-Fact for Caroline T. Ruschell Trust Agreement dated December 8, 2005, Caroline T. Ruschell as Trustee*
Attorney-in-Fact for Thomas E. Taplin Exempt Family Trust u/a dated January 21, 1966 and as amended, Beatrice Taplin, Trustee*
Attorney-in-Fact for Thomas E. Taplin Exempt Family Trust u/a dated January 21, 1966 amended, per IRC 1015(A) Dual Basis Sub-Account, Beatrice Taplin, Trustee*
Attorney-in-Fact for Alfred M. Rankin Jr.-Roth IRA-Brokerage Account #******
Attorney-in-Fact for John C. Butler, Jr.-Roth IRA-Brokerage Account #******
Attorney-in-Fact for DiAhn Taplin*
Attorney-in-Fact for BTR 2012 GST for Helen R. Butler*
Attorney-in-Fact for BTR 2012 GST for Clara R. Williams*
Attorney-in-Fact for BTR 2012 GST for James T. Rankin*

CUSIP No. 629579202	SCHEDULE 13D/A	Page 11 of 11

Attorney-in-Fact for BTR 2012 GST for Matthew M. Rankin*
Attorney-in-Fact for BTR 2012 GST for Thomas P. Rankin*
Attorney-in-Fact for BTR 2012 GST for Chloe R. Seelbach*
Attorney-in-Fact for BTR 2012 GST for Claiborne R. Rankin, Jr.*
Attorney-in-Fact for BTR 2012 GST for Julia R. Kuipers*
Attorney-in-Fact for BTR 2012 GST for Anne F. Rankin*
Attorney-in-Fact for BTR 2012 GST for Elisabeth M. Rankin*
Attorney-in-Fact for The Anne F. Rankin Trust dated August 15, 2012*
Attorney-in-Fact for Trust created by the Agreement, dated August 20, 2009 between James T. Rankin, as Trustee, and James T. Rankin, creating a trust for the benefit of James T. Rankin*

Attorney-in-Fact for Thomas P.K. Rankin, Trustee of the trust created by agreement, dated February 2, 2011, as supplemented, amended and restated, between Thomas P.K. Rankin, as trustee, and Thomas P.K. Rankin, creating a trust for the benefit of Thomas P.K. Rankin*

Attorney-in-Fact for Claiborne R. Rankin Trust for children of Julia R. Kuipers dated December 27, 2013 under Custody Agreement dated December 27, 2013 fbo Evelyn R. Kuipers*
Attorney-in-Fact for 2016 Anne F. Rankin Trust*
Attorney-in-Fact for 2016 Elisabeth M. Rankin Trust*
Attorney-in-Fact for AMR Associates, LP*
Attorney-in-Fact for Claiborne R. Rankin Trust for Children of Claiborne R. Rankin, Jr. dtd 08/26/2016 FBO Claiborne Read Rankin III*
Attorney-in-Fact for Claiborne R. Rankin Trust for Children of Julia R. Kuipers dtd 12/27/2013 FBO Matilda Alan Kuipers**
Attorney-in-Fact for Claiborne Read Rankin III (by Claiborne R. Rankin, Jr. as Custodian)*
Attorney-in-Fact for Matilda Alan Kuipers (by Julia R. Kuipers, as Custodian)*
Attorney-in-Fact for Vested Trust for James T. Rankin, Jr. U/A/D December 4, 2015*
Attorney-in-Fact for Vested Trust for Margaret Pollard Rankin U/A/D December 4, 2015*
Attorney-in-Fact for Evelyn R. Kuipers (by Julia R. Kuipers, as Custodian)*
Attorney-in-Fact for James T. Rankin, Jr. (by James T. Rankin, as Custodian)*
Attorney-in-Fact for Thomas Wilson Seelbach (by Chloe R. Seelbach, as Custodian)*

Attorney-in-Fact for The Trust created under the Agreement, dated January 11, 1965, as supplemented, amended and restated, between PNC Bank, as Co-Trustee, and Alfred M. Rankin, Jr., as Co-Trustee, for the benefit of the grandchildren*

Attorney-in-Fact for Rankin Associates V, L.P.*
Attorney-in-Fact for Rankin Associates VI, L.P.*
Attorney-in-Fact for Elisabeth Marshall Rankin Trust u/a/d December 30, 2015 as amended**

*	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 43 at pages 15 through 54.
**	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 58 at page 5.